TIREX             The Tirex Corporation

October 3, 1997

Mr. Donald J. Hommel
14 Cedar Lane
Setauket, NY
11733


Dear Don,

We are pleased to confirm a firm commission agreement based on your assistance in working with Tirex and Jack Ehrenhaus for the completion of our bridge financing and your introduction and assistance in closing a five (5) million dollar debt financing provided by Blue Bell Capital.

The commission will be payable as follows:

1. An option to purchase 500,000 Tirex shares at .20 US cents per share will be granted to you upon signing of this commission agreement. (Jack 520,000)

2. $50,000 US dollars and 200,000 shares at par will be issued at the closing of the bridge once Tirex has received the proceeds. (Madison Ventures)

3. $200,000 US dollars and 800,000 shares issued at par at the closing of the five (5) million dollar debt financing by Blue Bell Capital and Tirex has received use of the lines of credit. (H.J. Meyers)

This agreement supersedes all other agreements drawn between Tirex, yourself and your affiliate companies.

We look forward to a long and mutually profitable relationship with you and greatly appreciate your support.



Yours sincerely,

/s/ TERENCE C. BYRNE
----------------------------
    Terence C. Byrne
    President/CEO


/s/ DONALD J. HOMMEL
----------------------------
    Accepted by
    Donald J. Hommel


             740 St. Maurice, Suite 201 Montreal (Quebec) H3C1L5 1A4
                         514 878-0727, Fax: 514 878-9847
                               tirex@netaxis.qc.ca